Exhibit 99.1

Luckin Coffee to Hold an Extraordinary General Meeting on September 2, 2020 pursuant to a Shareholder Requisition to Re-Appoint Mr. Sean Shao, an Independent Director, to the Board

BEIJING, August 3, 2020 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (the “Company”)(OTC:LKNCY) today announced that the Company received a requisition to convene an extraordinary general meeting of the Company (the “Requisition”) from Lucky Cup Holdings Limited and Fortune Cup Holdings Limited (collectively, the “Proposing Shareholders”), two registered members of the Company that collectively hold no less than 10% of the aggregate voting power of the Company’s equity stocks as of July 30, 2020.

The Requisition proposes, among others, to reinstate Mr. Sean Shao as a director of the Board of Directors of Luckin (the “Board”). Mr. Shao is a former director of the Board and the former chairman of the Special Committee established by the Board. Pursuant to the Requisition, the Proposing Shareholders expect the reappointment of Mr. Shao as a director can assist with the full implementation of the remedial measures recommended by the Special Committee of the Board.

The Board had reviewed the Requisition and decided to convene an Extraordinary General Meeting of the Company (the “Proposed EGM”) at 3:00 PM, September 2, 2020, Beijing time. The Board resolved to convene the Proposed EGM to consider and vote on the resolution regarding the appointment of Mr. Sean Shao as a director of the Company. A copy of the notice of the Proposed EGM posted to the Company’s website and a copy of the Requisition is attached as Exhibit 99.2 and Exhibit 99.3, respectively, to the Current Report on Form 6-K furnished by the Company today.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee Inc.

Luckin Coffee Inc. (OTC:LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics, AI, and proprietary technologies, the Company pursues its mission to be part of everyone’s everyday life, starting with coffee. The Company was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: +1 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com